SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:


                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

CUSIP No. 155569-10-6                                              Page 1 of 2

                         SCHEDULE 14D-1 AND SCHEDULE 13D
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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    General Electric Company;
    I.R.S. Identification No. 14-0689340
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2.  Check the Appropriate Box if a Member of a Group              (a) [_]
                                                                  (b) [_]
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3.  SEC Use Only
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4.  Sources of Funds
             OO
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5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(e) or 2(f)                                    [X]
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6.  Citizenship or Place of Organization

             State of New York
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7.  Aggregate Amount Beneficially Owned by Each Reporting Person
             44%*
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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain
    Shares                                                            [_]
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9.  Percent of Class Represented by Amount in Row (7)
             44%*
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10. Type of Reporting Person
             CO
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* General Electric Capital Corporation ("GE Capital"), a New York corporation, has received from certain shareholders, including certain directors (the "Selling Shareholders"), of Central Transport Rental Group plc ("CTR"), undertakings with respect to their holding of CTR Shares and CTR ADSs (together, the "CTR Securities"), pursuant to which the Selling Shareholders have agreed to validly tender (and, subject to certain limitations, not withdraw) pursuant to and in accordance with the terms of the Offer, all of the CTR Securities beneficially owned by them. The Selling Shareholders have undertaken to accept the Offer in respect of 264.8 million CTR Shares, 21.3 million CTR ADSs and 2 million CTR Shares to be awarded upon the exercise of outstanding options, together representing in the aggregate approximately 44% of CTR's outstanding share capital and in-the-money options. The forms of deed of undertaking executed by certain directors and certain shareholders were attached as Exhibits (c)(1) through (c)(8) to General Electric Company's and GE Capital's Schedule 14D-1 and Schedule 13D filed on August 4, 1997.

CUSIP No. 155569-10-6                                             Page 2 of 2

                         SCHEDULE 14D-1 AND SCHEDULE 13D

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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    General Electric Capital Corporation;
    I.R.S. Identification No. 13-1500700
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group              (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Sources of Funds
             OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(e) or 2(f)
                                                                      [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

             State of New York
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
             44%*
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain
    Shares

                                                                      [_]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
             44%*
--------------------------------------------------------------------------------
10. Type of Reporting Person
             CO
--------------------------------------------------------------------------------

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*  The footnote on page 2 is incorporated herein by reference.

         This Amendment No. 4 ("Amendment No. 4") is to the Tender Offer Statement on Schedule 14D-1 and the statement of beneficial ownership on
Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         Pursuant to the terms of the Offer, the Offer extends to any CTR Shares unconditionally allotted or issued pursuant to the exercise of options under the CTR Share Schemes. Accordingly, on October 6, 1997, holders of options under the Central Transport Rental Group 1996 Executive Share Option Scheme were sent a Form of Exercise and Election and accompanying documents, a form of which is filed herewith as Exhibit (a)(19), and the holders of options under the Tiphook plc Share Option Scheme and the Tiphook plc Savings Related Share Option Scheme were sent a letter from CTR and a letter from Lazard Brothers, on behalf of GE Capital, a form of which is filed herewith as Exhibit (a)(20).

ITEM 10. ADDITIONAL INFORMATION

         The Offer by GE Capital has been declared unconditional in all respects. The Initial Offer Period has expired and the Subsequent Offer Period for the Offer has begun. Accordingly, the Offer will remain open during the Subsequent Offer Period until 10:00 p.m. (London time), 5:00 p.m. (New York City time), on October 24, 1997, unless the Offer is otherwise extended. Holders of CTR Shares or CTR ADSs who had accepted the Offer, and not properly withdrawn their acceptances, by 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 3, 1997, will be paid promptly. Holders of CTR Shares or CTR ADSs who accept the Offer during the Subsequent Offer Period will be paid promptly after the receipt of such acceptances complete in all respects. Holders of CTR Shares and/or CTR ADSs do not have the right to withdraw their acceptances of the Offer during the Subsequent Offer Period.

         On October 6, 1997, GE Capital issued two press releases, one in the United Kingdom and one in the United States, which announced the expiration of the Initial Offer Period and the commencement of the Subsequent Offer Period, set forth the number of valid acceptances of the Offer which had been received in respect of CTR Shares and CTR ADSs, as of 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 3, 1997, and stated that appropriate proposals would be made to holders of CTR options. A copy of each of the press releases issued by GE Capital on October 6, 1997, is filed herewith as Exhibits (a)(21) and (a)(22) and are incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(19)  Form of Form of Exercise and Election and accompanying documents.

(a)(20) Letter from CTR and Form of Letter from Lazard Brothers on behalf of GE Capital.

(a)(21)  U.S. press announcement dated October 6, 1997.

(a)(22)  U.K. press announcement dated October 6, 1997.

                                   SIGNATURES


         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 6, 1997

                                            General Electric Company


                                            By /s/ Robert E. Healing
                                               Name: Robert E. Healing
                                               Title:Corporate Secretary


                                            General Electric Capital Corporation


                                            By /s/ R. Todd Bradley
                                               Name: R. Todd Bradley
                                               Title:Vice President

                                  EXHIBIT INDEX


Exhibit
Number                     Description of Document
-------                    -----------------------

(a)(19)        Form of Form of Exercise and Election and accompanying documents

(a)(20) Letter from CTR and Form of Letter from Lazard Brothers on behalf of GE Capital

(a)(21)        U.S. press announcement dated October 6, 1997

(a)(22)        U.K. press announcement dated October 6, 1997